United States securities and exchange commission logo





                               May 27, 2021

       Luis von Ahn
       Chief Executive Officer
       Duolingo, Inc.
       5900 Penn Avenue
       Pittsburgh, PA 15206

                                                        Re: Duolingo, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted April 30,
2021
                                                            CIK: 0001562088

       Dear Dr. von Ahn:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 Submitted April 30, 2021

       Summary, page 6

   1. We note your disclosure that you are the "category leader in digital language learning"
                                                        and that Duolingo is
the "leading mobile learning platform globally." Please provide support for these
assertions and explain if your leadership is based on objective criteria such as market share or
revenue, or other metrics.
 Luis von Ahn
FirstName  LastNameLuis von Ahn
Duolingo, Inc.
Comapany
May        NameDuolingo, Inc.
     27, 2021
May 27,
Page 2 2021 Page 2
FirstName LastName
Risk Factors
We rely on third-party platforms such as the Apple App Store and the Google Play Store..., page
22

2. Please disclose the material terms of any agreements with Apple and Google from which you generated 51% and 19% of your revenue in 2020, respectively. Discuss the terms and termination provisions in those agreements. Tell us whether you intend to file those agreements as exhibits.
Selected Consolidated Financial and Other Data
Consolidated Statements of Operations Data, page 69

3. Your unaudited pro forma net loss per share calculation includes an adjustment for the assumed conversion of stock based awards. Please clarify if you are referring to RSUs that will vest upon the effectiveness of your initial public offering
(IPO). Otherwise, please
         further clarify the awards to which you are referring and the conversion terms. Please also disclose the compensation expense that will be recognized with any awards that vest upon the effectiveness of your IPO and tell us how you considered including this as an adjustment to the numerator in your calculation of pro forma net loss per share.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Subscription, page 76

4. Disclose the renewal rates and any known material trends related to renewal rates for each of the subscription plans for all periods presented. We note your disclosure that subscribers on your annual subscription plan tend to stay on our platform longer and are stickier than subscribers on our monthly plan.
Paid Subscribers, page 78

5. Please clarify whether paid subscribers includes monthly subscribers in a given year that are no longer active at the end of the measurement period. In addition, clarify whether a user that purchases multiple 1-month subscriptions is counted as a single paid subscriber, or multiple subscribers.
Maintaining Efficient User Acquisition and Strong Unit Economics, page 82

6. You disclose that gross margin, coupled with your primarily organic acquisition model, leads to strong unit economics. Please clarify how your organic acquisition costs impact your unit economics differently than your non-organic acquisition costs and also how these costs impact your overall results differently.
Key Factors Affecting Our Performance
Ability to Expand Lifetime Value of Subscribers, page 82

7. Please clarify how you measure lifetime value for a subscriber and any significant
 Luis von Ahn
FirstName  LastNameLuis von Ahn
Duolingo, Inc.
Comapany
May        NameDuolingo, Inc.
     27, 2021
May 27,
Page 3 2021 Page 3
FirstName LastName
         assumptions or limitations involved with the calculation of this metric.
Our Expansion into New Geographic Markets, page 83

8. You disclose that as you expand into certain new geographies, you may see an increase in learners who prefer to access premium features through your in-app purchase options rather than through your subscription packages or who prefer to consume your free app with an increased advertising load and that you may also see a lower propensity to pay as you enter certain markets. Tell us how you considered disclosing MAUs, DAUs and paid subscriber by geographical region as well as average advertising revenue per user and average subscription revenue per paid subscriber in each region, so that investors can better understand the trends in your business.
Results of Operations
Revenues, page 87

9. We note your subscription revenue increased 114% for the year ended December 31, 2020 as compared to the year ended December 31, 2019. However, your disclosure on page 79 indicates that paid subscribers increased 84% during this period. Clarify if there was also an increase in subscription prices for the period or any other factors that caused revenue to increase by a greater percentage than paid subscriber growth.
10. We note your advertising revenue increased 91% for the year ended December 31, 2020 as compared to the year ended December 31, 2019. However, your disclosure on page 78 indicates that MAUs increased 34% and DAUs increased 58% during this period. Clarify if there was also an increase in price per ad during this period or any other factors that caused revenue to increase by a greater percentage than MAU and DAU growth. Also, tell us how you considered disclosing number of ads delivered and number of advertisers as of the end of each period.
Business, page 95

11. Please disclose the material facts and underlying assumptions that support your statement that there are over 1.5 billion people learning a new language worldwide representing a market worth approximately $50 billion For example, clarify whether this figure represents the number of people learning a new language online. Certain Relationship and Related Party Transactions, page 140

12. Please identify the parties to the Investors' Rights Agreement, Voting Agreement, Right of
         First Refusal and Co-Sale Agreement and the Indemnification
Agreements.
Principal and Selling Stockholders, page 142

13.      Please disclose the natural person or persons who exercise the voting and/or
         dispositive powers with respect to the securities owned by entities such as General
         Atlantic (DU), L.P.
 Luis von Ahn
FirstName  LastNameLuis von Ahn
Duolingo, Inc.
Comapany
May        NameDuolingo, Inc.
     27, 2021
May 27,
Page 4 2021 Page 4
FirstName LastName
Consolidated Financial Statements
Notes to Consolidated Financial Statements
3. Revenue, page F-13

14. You disclose that users have the ability to download limited content offline. However, as there is a significant level of integration and interdependency with the online functionality, you consider the service to be a single performance obligation for the online and offline content. Please further clarify the nature of the offline content, the stand-alone functionality it has, and the benefits the user can derive without the online functionality.
         Please also clarify the nature of the integration and interdependency with the online functionality. Tell us how the online functionality customizes or modifies the functionality of the offline content or significantly enhances its capabilities. Please also clarify whether the offline content is sold or can be downloaded separately from your subscription services. Refer to ASC 606-10-25-21.
15. You disclose that you do not enter into contracts with a customer that contain multiple promises that result in multiple performance obligations. Clarify if you enter into contracts with the same customers at or near the same time with respect to purchases of subscription services, Duolingo English tests, and in-app virtual goods and how you considered whether they should be accounted for as a single contract. Refer to ASC 606-
         10-25-9.
16. We note that revenue from Rest of World comprised 56% and 53% of total revenue for
         2020 and 2019, respectively. Please tell us how you considered further disaggregating revenue in this category by country or geographic region.
9. Stock-Based Compensation, page F-21

17. Please include the fair value of your common stock used in the determination of the fair value of your options with the assumptions that you disclose for each period presented.
18. When your preliminary IPO price is known, please reconcile and explain the differences between the fair values of the underlying equity interest determined on each grant date, including the difference between the most recent grant date fair value and the midpoint of your offering range. Describe the objective evidence that supports your determination of the fair value of the underlying equity interest at each grant or issue date. Please provide this analysis for the most recent six months. In addition, your disclosure should fully describe the assumptions utilized at the IPO valuation date that are significantly different than those used in the most recent valuation.
General

19. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
 Luis von Ahn
Duolingo, Inc.
May 27, 2021
Page 5

       You may contact Laura Veator, Senior Staff Accountant, at (202) 551-3716 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff
Attorney, at (202) 551-3334 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                          Sincerely,
FirstName LastNameLuis von Ahn
                                                          Division of
Corporation Finance
Comapany NameDuolingo, Inc.
                                                          Office of Technology
May 27, 2021 Page 5
cc:       Alison Haggerty
FirstName LastName